United States securities and exchange commission logo





                               May 27, 2023

       Robert McBey
       Chief Executive Officer
       Calculator New Pubco, Inc.
       4221 W. Boy Scout Blvd. Suite 300
       Tampa, FL 33607

                                                        Re: Calculator New
Pubco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 5, 2023
                                                            File No. 333-271665

       Dear Robert McBey:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 5, 2023

       Questions and Answers about the Proposals
       What will AtlasClear's equity holders receive, page 9

   1. We note your response to our prior comment 7 and reissue in part. Please highlight material differences in
the terms and price of securities issued at the time of the IPO as compared to private
placements contemplated at the time of the business combination.
       Summary of the Business Combination Agreement, page 24

   2. Given the significant level of redemptions which occurred during the first quarter ended
                                                        March 31, 2023 and
given that you have disclosed that redemptions are subject to the $40 million Minimum Cash
Condition and the minimum net tangible asset condition of
                                                        $5,000,001, please
address how you plan to acquire Wilson Davis, complete the Business
 Robert McBey
Calculator New Pubco, Inc.
May 27, 2023
Page 2
         Combination, pay accrued transaction expenses of $3.771 million, and complete the
         Commercial Bancorp and Pacsquare planned transactions.
Commercial Bancorp Merger Agreement, page 29

3. We note your response to our prior comment 56. Please revise here, or where appropriate, to disclose that management considered the importance of Commercial Bancorp to the overall success of the combined company and it was determined that it is not critical.
4.       Please revise to provide information to address how the    all cash
option    amount of $5.6
         million was determined and was based on the financial statements for Commercial
         Bancorp at December 31, 2022. In addition, disclose the source of funding for the planned acquisition.
5.       Please revise to provide a specific and thorough discussion of
Commercial Bancorp   s
         primary service area. The discussion should address the recent financial and economic
         impacts on the bank   s profitability and liquidity, including any
impacts on deposits,
         borrowings and regulatory capital levels.
Pacsquare Acquisition Agreement, page 29

6. Please revise to address the following as it relates to the assets to be acquired from
         Pacsquare:
             Provide information addressing how the assets to be acquired from Pacsquare were valued.
             Disclose the source of funding for the asset acquisitions. Disclose the anticipated fees which will be paid to Pacsquare for maintenance of the
             software as well as the specific terms of the agreement.
Risks Relating to the Acquisition of Commercial Bancorp, page 55

7. Please include risk factor disclosure related to recent market events and activities in the banking sector, and those events' potential impact on Commercial Bancorp and the potential combined companies after the merger.
Risks Relating to Quantum, the Business Combination and the Integration of
Quantum   s and the
Target Companies    Businesses
The projections and forecasts presented in this proxy statement/prospectus, page 67
FirstName LastNameRobert McBey
8. Please clarify here that CB and the Pacsquare LOI technology assets are included in the
Comapany   NameCalculator
       projections,           New
                    but that the   Pubco,
                                 merger   Inc. is not contingent on the CB
closing or
                                        closing
May 27,consummation
         2023 Page 2 of the transactions contemplated by the Pacsquare LOI. FirstName LastName
 Robert McBey
FirstName  LastNameRobert
Calculator New Pubco, Inc. McBey
Comapany
May        NameCalculator New Pubco, Inc.
     27, 2023
May 27,
Page 3 2023 Page 3
FirstName LastName
Background of the Business Combination, page 101

9. We note your response to our prior comment 29 and reissue in part. Please expand the
         Background discussion to discuss how Wilson-Davis, Pacsquare, and Commercial
         Bancorp were identified and by whom, and how the negotiations were started and by whom.
Unaudited Prospective Financial Information of the Company, page 106

10. We note the unaudited prospective financial information of future financial performance also includes the Pacsquare Assets and Commercial Bancorp. We note your response to our prior comment 44 that these transactions are not probable. Given this determination, tell us how you concluded that it is appropriate to include the results of Pacsquare and
         Commercial Bancorp within the unaudited prospective financial information and related projections herein.
11. Please revise to disclose the reasons for including five years of projections as opposed to a lesser timeframe indicating if the projection assumptions were expected to change during the periods presented.
12. Please revise to disclose whether the projections are in line with historical operating trends of the entities considered in the determination of the projections.
13. Please revise to disclose the range of increasing number of correspondent clearing clients and active clients used in preparing the unaudited prospective financial information.
14. Please revise to disclose the range of increasing margin business and stock business used in preparing the unaudited prospective financial information.
15.      Please include a footnote to the table providing the    Initial
Projections,    at page 108, to
         indicate that the projections include Commercial Bancorp and the Pacsquare LOI
         technology assets, and that the merger closing isn   t contingent on
the CB closing or
         consummation of the transactions contemplated by the Pacsquare LOI.
16. Please advise if a set of projections were prepared that did not include Commercial
         Bancorp or the Pacsquare LOI technology assets. If so, please advise us why those are not included, and an analysis of why those were prepared.
17. Please describe the material assumptions underlying the projections and limitations on the projections. Please also describe the type of market assumed in developing those assumptions.
Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 145

18. We note that the historical adjustments to Wilson Davis's results and the events driven by the Combination Agreement are reflected together in the accounting adjustments column in arriving at the Consolidated AtlasClear amounts. Please revise to present a separate column which reflects the adjustments made to the Wilson-Davis historical amounts; a
 Robert McBey
Calculator New Pubco, Inc.
May 27, 2023
Page 4
         separate column which reflects the Combination Agreement and a separate column with the adjustments made to the Combination Agreement amounts. Similar disclosures should also be presented in the Pro Forma Condensed Combined Statement of Operations.
19. Please tell us whether any additional redeemable common shares have been redeemed since March 31, 2023. If so, tell us how such redemptions are reflected in your pro forma financial statements.
Note 3 - Pro Forma Adjustments
Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet
Note (B)(1), page 151

20.      Please revise to disclose the carrying values separately attributable
to    Rubicon    and
            Atlas    separately.
21.      Please revise to disclose what the    deficient cash free net capital
  represents and how the
         amount was determined.
Note (B)(1)(a), page 152

22. Please revise to disclose how the Wilson-Davis purchase price of $31 million was determined.
Note (B)(1)(b), page 152

23. Please revise to provide us with your detailed accounting analysis under ASC 480 and
         ASC 815, addressing how the fair value of the    software product
earn-out shares    and
         balance sheet classification was determined.
24. Please provide us with historical revenues recognized for the software products contributed to AtlasClear explaining the factors considered in the determination of the aforementioned fair value.
Note (B)(1)(c), page 152

25. Please revise to provide us with your accounting analysis, under ASC 480 and ASC 815, addressing how the fair value of the earn-out shares (i.e. $26,248,000) and balance sheet classification was determined.
Technology Assets to be Acquired from Atlas FinTech and Atlas Financial Technologies , page
176

26. Please revise to disclose the number of customers which utilize the Atlas FX and Rubicon
       FX systems in each of the periods presented.
FirstName LastNameRobert McBey
27.    Please
Comapany      revise to disclose
           NameCalculator     New and provide
                                    Pubco, Inc.information to support the
carrying values of both
       the Atlas FX and Rubicon FX systems being acquired in the business combination and
May 27,  2023are
       which   Page  4
                  reflected in the pro forma financial information presented. FirstName LastName
 Robert McBey
FirstName  LastNameRobert
Calculator New Pubco, Inc. McBey
Comapany
May        NameCalculator New Pubco, Inc.
     27, 2023
May 27,
Page 5 2023 Page 5
FirstName LastName
Rubicon FX Middle Office Services, page 177

28.      We note the pro forma value allocated to SURFACExchange (   SE   ) in
the combination
         transaction was $4.253 million as indicated on page 152. We note the disclosures on page
         178 that SE is not operational and was acquired in December 2013. Please provide us with your accounting analysis addressing the basis for not recording an impairment of these assets as well as the support for the value attributable to SE in the combination agreement and in the pro forma financial information presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Target Companies
Wilson-Davis
Overview, page 193

29. Please revise to disclose in tabular format each of the respective line item amounts being discussed in arriving at net income(loss) for each of the periods presented.
30. Please revise to quantify and show period over period balances and changes in trading volumes and number of customer accounts, which are key drivers of Wilson-Davis's financial performance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Jason Simon